June 2010 Pricing Sheet dated June 24, 2010 relating to Preliminary Pricing Supplement No. 432 dated June 24, 2010 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in International and U.S. Equities
Equity-Linked Notes due June 29, 2015
Based on the Performance of a Basket Composed of the iShares® MSCI Emerging Markets Index Fund, the iShares® MSCI EAFE Index Fund and the S&P 500® Index
PRICING TERMS – JUNE 24, 2010
Issuer:	Morgan Stanley
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Aggregate principal amount:	$2,000,000
Pricing date:	June 24, 2010
Original issue date:	June 29, 2010 (3 business days after the pricing date)
Maturity date:	June 29, 2015
Interest:	None
Basket:	Basket component	Bloomberg ticker symbol*	Basket component weighting	Initial basket component value
	Shares of iShares® MSCI Emerging Markets Index Fund (the “EEM Shares”)	EEM	50%	$38.97
	Shares of iShares® MSCI EAFE Index Fund (the “EFA Shares”)	EFA	30%	$48.57
	S&P 500® Index (the “SPX Index”)	SPX	20%	1,073.69

*Bloomberg ticker symbols are being provided for reference purposes only.  With respect to each basket component, the initial basket component value has been, and the final basket component value will be, determined as set forth under “Description of Notes—Share Closing Price” and “—Index Closing Value” in the accompanying preliminary pricing supplement.

Payment at maturity:	The payment at maturity per $1,000 stated principal amount will equal: $1,000 + supplemental redemption amount, if any In no event will the payment due at maturity be less than $1,000.
Supplemental redemption amount:	(i) $1,000 times (ii) the basket performance times (iii) the participation rate, provided that the supplemental redemption amount will not be less than $0.
Participation rate:	72%
Basket performance:
The sum of the weighted performance values for each of the basket components.  The performance value for each basket component will be the final share price or final index value, as applicable, for such basket component less its initial share price or initial index value, as applicable, divided by such initial share price or initial index value, as applicable.

Initial share price:	With respect to the EEM Shares and EFA Shares, the share closing price of one EEM Share or one EFA Share, as applicable, on the pricing date. See “Basket—Initial basket component value” above.
Final share price:	With respect to the EEM Shares and EFA Shares, the share closing price of one EEM Share or one EFA Share, as applicable, times the applicable adjustment factor, each as of the determination date
Initial index value:	The index closing value of the SPX Index on the pricing date. See “Basket—Initial basket component value” above.
Final index value:	The index closing value of the SPX Index on the determination date
Adjustment factor:	For each of the EEM Shares and EFA Shares, 1.0, subject to adjustment for certain corporate events affecting the EEM Shares or EFA Shares, as applicable.
Determination date:	June 24, 2015, subject to adjustment for non-trading days or non-index business days, as applicable, and certain market disruption events.
CUSIP:	617482MD3
ISIN:	US617482MD33
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per Note	$1,000	$22.50	$977.50
Total	$2,000,000	$45,000	$1,955,000
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $22.50 for each note they sell.  See “Description of Notes—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley.  The notes are not sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc., and The McGraw-Hill Companies, Inc. makes no representation regarding the advisability of investing in the notes.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 432 dated June 24, 2010
Prospectus Supplement dated December 23, 2008
Prospectus dated December 23, 2008

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at ww.w.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.